Exhibit 99.5

Ordinary Shareholders’ Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on April 29, 2016 for action to be taken.

2016 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

CELYAD SA (the “Company”)

ADS CUSIP No.:	151205200.
ADS Record Date:	April 8, 2016.
Share Record Date:	April 25, 2016
Meeting Specifics:	Ordinary Shareholders’ Meeting to be held at 9:00 A.M. (CET) on May 9, 2016 at the Company’s registered office located at Rue Edouard Belin, 12, 1435 Mont-Saint-Guibert, Belgium (the “Meeting”).
Meeting Agenda:	Documents related to the Meeting Agenda items will be available on the Company’s website at http://www.celyad.com/investors/shareholder-meetings.htm.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of June 24, 2015, among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued thereunder.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Limited.

The undersigned Holder, as of the ADS Record Date, of the ADSs identified above hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADSs, verified by the Depositary as of the Share Record Date.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

AGENDA

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2015 and on the auditor’s report regarding the financial year ended 31 December 2015.

2.	Proposed resolution: Deliberation on and approval of the remuneration report of the board of directors, as explained by the Company’s nomination and remuneration committee and as included in the annual report.

3. Proposed resolution: Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2015 and the allocation of profits as proposed by the board of directors in its annual report.

4.	Proposed resolution: Discharge to be granted to the following directors.

•	Michel Lussier, chairman,	•	R.A.D. Life Sciences BVBA, represented by Rudy Dekeyser
•	LSS Consulting SPRL, represented by Christian Homsy	•	Hanspeter Spek
•	Danny Wong	•	Pienter-Jan BVBA, represented by Chris Buyse
•	William Wijns	•	Debasish Roychowdhury
•	Chris De Jonghe	•	Chris Buyse
•	Serge Goblet	•	Rudy Dekeyser
•	TOLEFI SA, represented by Serge Goblet	•	Jean-Marc Heynderickx

5.	Proposed resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr. Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2015.

6.	Proposed resolution: Deliberation on and approval of the proposal of the board of directors, based on the advice of the nomination and remuneration committee, to adopt a new remuneration plan in favour of the non-executive directors of the Company.

7.	Proposed resolution: Deliberation on and approval of the proposal of the board of directors, based on the advice of the nomination and remuneration committee, to grant a variable remuneration in the form of warrants to non-executive non-independent directors of the Company.

8.	Proposed resolution: Acknowledgment of the resignation of Mr. William Wijns as director of the Company.

9a.	Proposed resolution: Renewal of the mandate of Mr. Chris Buyse as independent director of the Company for a four year period through December 31, 2019.

9b.	Proposed resolution: Renewal of the mandate of Mr. Rudy Dekeyser as independent director of the Company for a four year period through December 31, 2019.

9c.	Proposed resolution: Renewal of the mandate of LSS Consulting SPRL, represented by its permanent representative Mr. Christian Homsy as executive director of the Company for a four year period through December 31, 2019.

9d.	Proposed resolution: Renewal of the mandate of Mr. Michel Lussier as non-executive director of the Company for a four year period through December 31, 2019.

9e.	Proposed resolution: Renewal of the mandate of Mr. Serge Goblet as non-executive director of the Company for a four year period through December 31, 2019.

10.	Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to Paje SPRL, represented by Mr. Patrick Jeanmart, and to Mr. Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2015, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

A	Resolutions

		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain

	Resolution 1.				Resolution 5.				Resolution 9a.				Resolution 9e.

	Resolution 2.				Resolution 6.				Resolution 9b.				Resolution 10.

	Resolution 3.				Resolution 7.				Resolution 9c.

	Resolution 4.				Resolution 8.				Resolution 9d.

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote in favor of such issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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